# Custcorp
## Statements of Cash Flows
### (Unaudited)

|  | For the Year Ended December 31, 2022 |
| --- | --- |
| **Cash flows from operating activities:** |  |
| Net income (loss) | $ (1,200,060) |
|  |  |
| Changes in operating assets and liabilities: |  |
| Adjustment to reconcile net loss to net cash used in operating activities |  |
| Stock-based compensation | 1,200,000 |
| Net cash used in operating activities | (60) |
|  |  |
| **Cash flows from investing activities** |  |
| Net cash used in investing activities | - |
|  |  |
| **Cash flows from financing activities:** |  |
| Loan from shareholders | 5,000 |
| Net cash provided by financing activities | 5,000 |
|  |  |
| **Net cash increase for period** | 4,940 |
| Cash at beginning of period | - |
| **Cash at end of year** | $ 4,940 |

Supplemental disclosure of cash flow information:
Cash paid during the period for:

|  |  |
| --- | --- |
| Income taxes | $ - |
| Interest | $ - |

|  | For the Year Ended December 31, 2021 |
|---|---|
|  | $ (111) |
|  | 111 |
|  | - |
|  | - |
|  | - |
|  | - |
|  | - |
|  | $ - |
|  | $ - |
|  | $ - |